UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. N/A)

Twin Ridge Capital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9151L112

(CUSIP Number)

March 4, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9151L112

1.	Names of Reporting Persons Alexander Mitchell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,250,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.25%

12.	Type of Reporting Person (See Instructions) IN

2

CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,250,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.25%

12.	Type of Reporting Person (See Instructions) CO

3

CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Asset Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,250,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.25%

12.	Type of Reporting Person (See Instructions) IA

4

CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,166,400

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,166,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.83%

12.	Type of Reporting Person (See Instructions) OO

5

CUSIP No. G9151L112

1.	Names of Reporting Persons Scopus Vista Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,039,200

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,039,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,039,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) PN

6

Item 1.

(a)	Name of Issuer: Twin Ridge Capital Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 999 Vanderbilt Beach Road, Suite 200 Naples, Florida 34108

Item 2.

(a)

Name of Person Filing:

This statement is filed by Mr. Alexander Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); and Scopus Vista Partners, L.P. (“SVPLP,” and together with Mr. Mitchell, SCI, SAMLP, and SALLC, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: c/o Scopus Asset Management, L.P. 717 Fifth Ave., 21st Floor New York, New York 10022

(c)	Citizenship: For each Reporting Person other than Mr. Mitchell, Delaware. For Mr. Mitchell, United States of America

(d)	Title of Class of Securities: Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

(e)	CUSIP Number: G9151L112

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

The Class A Ordinary Shares reported herein are held in the form of units (the “Units”). Each Unit consists of one share of Class A Ordinary Share and one-third of warrant. Each whole warrant entitles the holder to purchase one Class A Ordinary Share of the Issuer. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. In accordance with Rule 13d-3(d)(1) regarding securities which represent a right to acquire an underlying security, each Unit has been reported herein as representing the beneficial ownership of one (1) Class A Ordinary Share.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 20,000,000 shares of Class A Ordinary Shares outstanding as of March 8, 2021, as indicated by the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 9, 2021.

7

The beneficial ownership of SVPLP consists of 1,039,200 Class A Ordinary Shares held by SVPLP.

SALLC is the general partner SVPLP and one or more private funds (together the “Funds”) and is deemed to have beneficial ownership of the Class A Ordinary Shares beneficially owned by the Funds. SAMLP is the investment advisor to the Funds and is deemed to have beneficial ownership of the Class A Ordinary Shares beneficially owned by the Funds. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Class A Ordinary Shares beneficially owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in each of SALLC and SCI and is deemed to have beneficial ownership of the Class A Ordinary Shares beneficially owned by each such entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Funds, as the entities that directly hold the Class A Ordinary Shares, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported as beneficially owned by Mr. Mitchell, SCI, SAMLP and SALLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 15, 2021

alexANDER mitchell	SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact	By:	/s/ Daniel Fried
	Name:	Daniel Fried
	Title:	Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.		SCOPUS ADVISORS, LLC
By:	Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name:	Daniel Fried	Name:	Daniel Fried
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P.
By:	Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried
Name:	Daniel Fried
Title:	Attorney-in -Fact

9